News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Year-end Financial Results and Projects Update

February 22, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced the results of its fiscal year ended November 30, 2010 along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis (“MDA”) which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Thursday, March 3 at 1pm PST (4pm EST)
Toll-free 1-877-240-9722 or webcast at www.novagold.net

President’s message

What a difference a year can make! 2010 was a remarkable year for commodities, with gold increasing 25%, copper gaining 30% during the year and silver rallying an astounding 78%. Indeed, gold reached new all-time highs in 2010, trading through US$1,412 on December 29. The average closing price in 2010 was US$1,225 compared to US$972 in 2009, a 26% increase.

This is certainly an exciting time to be a development-stage, gold-focused company, and with a reserve/resource base comparable to many of the intermediate producers, we believe NovaGold offers superior leverage to the gold market. Our share price increased 117% in 2010 on NYSE-AMEX compared to 10% for the Dow Jones Index, 13% for the TSX Composite Index and 21% for the NYSE-AMEX Composite Index. Indeed, the leverage inherent in a development-stage company allowed the juniors to significantly outperform the senior gold companies in 2010, with a 61% increase for the Junior Gold Miners Index compared to just 30% for the Gold Miners Index.

NovaGold is focused on ONE GOAL: becoming a low-cost million-ounce-a-year gold producer. With two world-class gold and copper-gold assets and equal partnerships with experienced partners, NovaGold is well positioned to advance its projects and be a key player in this strong metals market. After three years of planning and preparation we are gaining momentum as our core properties advance, with significant new studies to be released from both Donlin Creek and Galore Creek in 2011.

Advancing our Projects
At our 50%-owned Donlin Creek gold project in Alaska, we are revising the 2009 feasibility study to incorporate a natural gas pipeline, bringing a new source of power generation to site that may further enhance profitability. While the 2009 diesel base case showed a project with very respectable operating costs, optimization studies show that using natural gas as the primary fuel source should reduce power costs, which account for 25% of overall project operating costs. Using natural gas will also reduce the environmental footprint of the project and simplify the supply chain logistics. The revised feasibility study will be complete in the second half of 2011, providing updated capital and operating cost estimates and new cash flow projections using updated long-term gold pricing. Once the feasibility revision has been finalized, Donlin Creek LLC will proceed to file permit applications for the project, a significant milestone on the path toward construction and production.

A pre-feasibility study is underway for our 50%-owned Galore Creek copper-gold-silver project located in northern British Columbia. The optimized project design has expanded throughput to approximately 90,000 tonnes per day, relocated the project facilities to allow for easier construction and future expansion, and reduced the risks associated with construction and operations. The pre-feasibility study will provide new capital and operating cost estimates and life-of-mine production profiles for copper, gold and silver. The report will also outline permitting, construction and production timelines. With the completion of the pre-feasibility study, NovaGold anticipates adding additional gold reserves and new silver and copper reserves to its portfolio. Depending on the results of the pre-feasibility study, the Galore Creek project may advance directly into permitting and feasibility, with the potential to resume full-scale road construction during 2011.

At our advanced exploration-stage Ambler copper-zinc-gold-silver project located in northern Alaska, we are staffing up to prepare for a significantly expanded field season in 2011. We plan to release an updated resource estimate and preliminary economic assessment for Ambler in the first half of the year, and will continue with the environmental and engineering studies required to initiate a pre-feasibility study for the project. NovaGold is considering alternatives to realize value from this high-grade property in the current strong base metals market, while ensuring NovaGold’s senior team can focus its time and resources on advancing the Company’s two core assets, Donlin Creek and Galore Creek.

People & Partnerships
In our industry it’s often said that a company is only as good as its underlying assets, which puts NovaGold in a strong position with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects. But an equally important asset is the team that works every day to advance these projects to production. NovaGold has an exceptional team of experienced, loyal and hard-working professionals that dedicate themselves to ensuring the Company is using strategy, innovation and leadership to achieve our corporate objectives. Donlin Creek and Galore Creek are big, complex projects, and we need a strong team to make sure these projects are developed and operated to the highest standards. We added Gil Leathley as Chief Operating Officer and Ron Rimelman as Vice President Environment, Health, Safety & Sustainability to the team in 2010, and will continue to recruit highly experienced professionals to our team in 2011.

We continue to strengthen the relationships with our senior partners, Barrick Gold at Donlin Creek and Teck Resources at Galore Creek. These are true 50/50 partnerships, with each company bringing its strengths and expertise to the technical and planning committees. And we have found like-minded partners with strong sustainability and community engagement principles. We are very proud to have forged strong, collaborative relationships with our aboriginal partners at all of our projects, and will continue to focus on community engagement as these projects advance.

We have fostered strategic relationships with a group of well-respected blue-chip investors, which I believe reflects on the underlying value of our assets and long-term potential of the Company. We go to great effort to meet frequently and in person with existing and potential new shareholders, building relationships and open lines of communication that we believe further enhances the value of our stock.

The Gold Market
The macroeconomic picture indicates support for continued strong gold prices. Governments are responding to economic concerns with policies to stimulate growth, while sovereign debt and currency concerns continue to push investors toward gold as a store of wealth and hedge against inflation and currency devaluation. A significant shift has seen central banks become net buyers of gold over the last year, and investment demand remains strong for both gold equities and physical gold through gold coins and bars, jewelry and gold ETFs. Gold supply continues to lag behind demand. There have been few significant new gold discoveries — approximately 75% of global gold deposits contain less than one million ounces of gold — and longer timelines to permit new mines and bring them into production means mine supply is slow to respond to rising gold prices. While gold has slowed its frantic pace and pulled back modestly in the first quarter of 2011, copper, silver and other commodities remain solid, indicating that the fundamental support for a strong commodities market is still in place.

In the current environment of strong metals prices and increasing demand for both gold and copper, we look forward to reporting on the progress at our properties. As we move into 2011, I truly feel we are poised to take the Company to a whole new level. Through the execution of our business strategy and the careful stewardship and development of our projects, NovaGold is committed to adding both near-term and long-term value for our shareholders.

I would like to thank all of our shareholders for their continued support. Our employees, management team and Board of Directors remain committed to NovaGold and to our shareholders. Their dedication, hard work and expertise are paving the way to achieving NovaGold’s ONE GOAL of becoming a low-cost million-ounce-a-year gold producer.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects — Donlin Creek and Galore Creek — 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two core projects by leveraging the construction and operating expertise of its senior operating partners, Barrick Gold Corporation (“Barrick”) and Teck Resources Limited (“Teck”). In addition, both of NovaGold’s core properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer. NovaGold’s business model focuses on five main steps: Identifying high-quality assets and making strategic, timely acquisitions; developing local partnerships through engagement, open and honest communication, and participation to assure the projects’ sustainability; using exploration expertise to expand existing deposits; advancing the projects to a feasibility level to bring reserves to the Company and value to shareholders; and creating strong partnerships with well-respected senior producers to advance the projects to production. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its first sustainability report in May 2010 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The report demonstrates the Company’s commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects.

Corporate developments

Financings
In early March 2010, NovaGold completed non-brokered offerings with two respected investors in the gold sector for gross proceeds of US$175.0 million. The financings were completed under two supplements to the Company’s base shelf prospectus for US$500.0 million dated December 30, 2009. NovaGold issued 18,181,818 common shares of the Company at a price of US$5.50 per common share to several investment funds managed by Paulson & Co. Inc., and 13,636,364 common shares of the Company at a price of US$5.50 per common share with Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC.

During fiscal 2010 NovaGold received proceeds of US$6.7 million from the exercise of 4,464,571 warrants. Subsequent to the year end the Company also received proceeds of US$10.6 million from the exercise of 7,099,969 warrants.

Purchase and sale of properties
On December 20, 2010, NovaGold announced its intention to make a takeover offer for all outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”), a junior exploration company, on the basis of 0.0425 of a NovaGold common share for each one Copper Canyon common share. The offer represents a 41.8% premium based on the closing price of Copper Canyon common shares and NovaGold common shares on the TSX-V and TSX, respectively, on December 17, 2010. Based on public disclosure, there are approximately 57.4 million Copper Canyon common shares outstanding on a fully diluted basis, valuing the acquisition at approximately $34.1 million. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. NovaGold mailed the formal offer and takeover bid circular to Copper Canyon shareholders on January 18, 2011.

On December 18, 2009, NovaGold and its wholly-owned subsidiary, Alaska Gold Company (“AGC”), entered into an agreement with Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”) to purchase a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Upon completion of the purchase on January 11, 2010, NovaGold issued to Kennecott 931,098 common shares valued at US$5.0 million, and agreed to make cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million. The agreement terminated the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property.

The Company is currently soliciting offers to sell the Rock Creek project to provide more information to the Company’s Board of Directors. During the third quarter ended August 31, 2010 the Company wrote off the asset from its balance sheet. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation of offers. This decision may involve the sale of Rock Creek or its permanent closure.

Corporate governance
NovaGold announced several changes to its board of directors and senior management team during 2010.

In September, NovaGold appointed Gerry McConnell as Chairman of the Board, and in July appointed two new directors, Igor Levental and Marc Faber. Mr. McConnell has been a Director of NovaGold since 1984. Mr. McConnell served as President and Chief Executive Officer of NovaGold from 1984 until 1998, as President and Chief Executive Officer of Etruscan Resources Inc. from June 1990 until 2010, and is now Chief Executive Officer of Namibia Rare Earths Inc., a newly created private Canadian company dedicated to the development of rare earth opportunities in Namibia. Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines and Sprott Asset Management. Mr. Levental is President of the Electrum Group of Companies, a leading privately-owned mineral exploration and development group with strategic holdings in private and public precious metals companies, including NovaGold. Mr. Levental is also a Director of Gabriel Resources Ltd. and Taung Gold Limited. Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation.

In November, NovaGold appointed Gil Leathley to the position of Senior Vice President and Chief Operating Officer. Mr. Leathley has been Senior Advisor to the President of NovaGold since 2009. As Senior Vice President and Chief Operating Officer, Mr. Leathley is responsible for all technical and operating aspects of NovaGold’s portfolio of projects, and will work with NovaGold’s partners, Barrick and Teck, to develop Donlin Creek and Galore Creek. With more than 50 years of mining experience, Mr. Leathley has been involved in all aspects of mine construction and operations as well as the evaluation of exploration properties and potential acquisitions. Mr. Leathley retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining and has since worked as a consultant for a diverse group of Canadian mining companies. In December, NovaGold announced that Ron Rimelman had joined the senior team as Vice President Environment, Health, Safety & Sustainability (“EHSS”). Mr. Rimelman has worked as a consultant to NovaGold since June 2009. As Vice President EHSS, Mr. Rimelman will provide leadership, strategic direction and technical expertise in the areas of environment, health, safety, sustainability, risk management and security. With nearly 25 years of environmental experience, Mr. Rimelman has managed environmental impact assessments and permitting activities for mines around the world, with a focus in Alaska and other northern climates. His most recent position was Vice President Environmental Services for Tetra Tech, Inc.

Litigation
On September 10, 2010, the Company received final U.S. court approval for the U.S. settlement of a consolidated class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. On August 4, 2010, the Ontario Court approved the settlement of the Ontario action and on August 6, 2010, the British Columbia Court approved the settlement of the British Columbia action. As a result of these court approvals of the settlement, these proceedings are complete and the actions were dismissed. The $28.0 million settlement was covered by NovaGold’s insurance, and the Company did not pay out any of its own cash under the terms of the settlement.

NovaGold is also the subject of a lawsuit arising out of an accident at the Rock Creek mine in 2007 where two contractors were killed. See “Legal proceedings” in the MDA.

Property review

Donlin Creek
Donlin Creek is one of the world’s largest known undeveloped gold deposits, with an update to the feasibility study in progress and pre-permitting activities underway. Donlin Creek is owned and operated by Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick. The deposit is located entirely on private, Alaskan Native-owned land, and Donlin Creek LLC has a strong relationship with Calista Corporation (“Calista”), owner of the sub-surface rights. The Donlin Creek property hosts a number of deposits and the current reserves and resources are contained within just 3 km of the 8 km district, with significant exploration potential remaining in the Donlin Creek district.

A reserve/resource update in March 2010, which incorporated additional drilling and an increase in gold price assumptions, estimated 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Creek would be one of the world’s largest gold-producing mines.

Donlin Creek LLC expended approximately US$40.4 million in the fiscal year ended November 30, 2010, of which NovaGold contributed 50%. The 2010 work program completed the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source at the mine site, as opposed to using diesel to generate power as contemplated in the 2009 feasibility study. Donlin Creek LLC had discussions with major gas suppliers and engaged an energy consultant to lead the gas line studies; an analysis on the impacts to project infrastructure related to transportation and logistics is ongoing. The natural gas option would require building a 12-inch buried pipeline that would run approximately 315 miles from the Cook Inlet to the Donlin Creek site. Donlin Creek LLC worked with multiple regulatory agencies, consultants and contractors to initiate environmental baseline and engineering studies along the proposed pipeline corridor, consulted stakeholders along the pipeline corridor, and reviewed permission and permitting requirements.

Using natural gas to generate power could result in a reduction to operating costs; power accounts for 25% of estimated project operating costs. The capital cost to build the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study anticipated to be completed in the second half of 2011.

In March 2010, Donlin Creek LLC renegotiated its lease with Calista, securing additional land to allow for future expansion and extending the lease to 2031. In addition to the 49,261 acres (20,081 hectares) leased from Calista, Donlin Creek LLC holds 242 Alaska State mining claims comprising 31,740 acres (12,845 hectares), bringing the total land package to 81,361 acres (32,926 hectares). The existing lease covers the subsurface rights for the entire Donlin Creek mineral reserves and resources. Among other things, amendments to the renegotiated lease provide for (i) the lease of certain additional lands that may be required for the development of the property, (ii) an extension of the term of the lease to April 30, 2031 and automatically year to year thereafter, so long as either mining or processing operations are carried out on or with respect to the property in good faith on a continuous basis in such year, or Donlin Creek LLC pays to Calista an advanced minimum royalty of US$3.0 million (subject to adjustment for increases in the Consumer Price Index) for such year, (iii) the elimination of Calista’s option to acquire a 5% to 15% participating operating interest in the project and replacement with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by Donlin Creek LLC at the project after deducting certain capital and operating expenses (including an overhead charge, actual interest expenses incurred on borrowed funds and a 10% per annum deemed interest rate on investments not made with borrowed funds), and (iv) an increase in the advanced minimum royalties payable to Calista under the lease to US$0.5 million for the year ending April 30, 2010, increasing on an annual basis thereafter until reaching US$1.0 million for each of the years 2015 to 2024 inclusive and US$2.0 million for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista’s existing net smelter royalty under the lease agreement, which remains unchanged.

Due to the accounting rules under Accounting Guideline-15, NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Creek LLC being recorded in the balance sheet on the equity investment line.

Galore Creek
Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources (including the Company’s share of the Copper Canyon deposit, of which NovaGold owns 60%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver.

GCMC expended approximately $16.0 million in the fiscal year ended November 30, 2010. Under the terms of the Galore Creek Partnership Agreement (“Partnership Agreement”), Teck is funding all costs for the project until it completes its earn-in obligations. At November 30, 2010, the Galore Creek Partnership had cash of $1.6 million and Teck had approximately $13.2 million remaining in project contributions to earn its 50% interest in the project.

During 2010, GCMC focused its efforts on care and maintenance of the existing infrastructure at the Galore Creek project. GCMC has also been reviewing a number of optimization scenarios for the Galore Creek project with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design and initiated a pre-feasibility study for the optimized mine plan, with completion scheduled for Q2-2011. The pre-feasibility study will provide capital cost estimates, potential permitting, construction and production timelines, and an updated resource estimate using expected long-term commodity prices. Compared with previous studies, changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam;
  Relocation of the processing facilities allowing for future expansion;
  Realignment of the tunnel and access road; and
  An increase of daily throughput to approximately 90,000 tonnes per day

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade-off study will identify the best alternative for transport of concentrate to market. The project would primarily use electric power, with a power line built along the access road to tie into the 287-kV transmission line (“NTL”) that the British Columbia and Canadian Governments have announced their intention to build. On April 15, 2010, the governments announced that the power line project had entered the public review process for its Environmental Assessment ("EA") Certificate, and the British Columbia Transmission Corporation website indicates that the NTL completed its public comment period with an overwhelmingly positive response, including support from the Tahltan Nation. On January 13, 2011, the BC Environmental Assessment Office referred the NTL application for an EA Certificate to the Minister of Mines and the Minister of the Environment. The Ministers have up to 45 days to make their decision on whether the NTL project should be awarded an EA Certificate.

Some components of the revised Galore Creek mine plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support. Depending on the results of the pre-feasibility study, the project may move directly into feasibility and permitting. Completion of the pre-feasibility study should also allow NovaGold to add additional gold, copper and silver reserves to its portfolio.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Nome Operations
NovaGold's Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is currently in care and maintenance.

The Company is currently soliciting offers to sell the Rock Creek project to provide more information to the Company's Board of Directors. During the third quarter ended August 31, 2010 the Company wrote off the asset from its balance sheet. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation of offers. This decision may involve the sale of Rock Creek or its permanent closure.  NovaGold will continue to assess the value of its other assets in the Nome area, which include Big Hurrah, Nome Gold, a sand and gravel business and a considerable land package.

During the third quarter of 2010, the Company assessed the estimated recoverability of the Rock Creek project resulting in an asset impairment for the year of $116.4 million and a remaining value of $nil. The impairment was calculated using a probability weighted approach considering various sales and closure scenarios where the sales scenarios were evaluated based upon the present value of the estimated future cash flows. Major assumptions incorporated into the present value calculation include long term gold prices, operating costs, start-up capital and gold recovery percentages. Sensitivity analyses were prepared and scenarios of sale and closure were probability weighted. Another consideration was the cost of start-up and the availability of critical parts. The expected cash flow approach was used to determine fair value as there were uncertainties both in the timing and amount of the cash flows. The impairment loss was recorded to construction in progress, mining and milling equipment, and mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in an accrual of closure costs which would be incurred when a decision is made.

The Company worked diligently in 2009 and 2010 to improve the project’s water management structures. NovaGold budgeted US$19.1 million at Rock Creek for 2010, with US$17.3 million spent during the fiscal year ended November 30, 2010. For 2011, NovaGold has budgeted US$8.5 million with a focus on continuing to meet permit requirements and environmental responsibilities. The Company will also prepare a preliminary closure plan for the project in the event that the Board chooses to close and reclaim the property rather than selling it to another operator.

Ambler
On January 11, 2010, the Company purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. To complete the purchase, the Company issued 931,098 common shares to Kennecott with a market value of approximately US$5.0 million, with a commitment for future cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million.

Ambler is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows 16.8 million tonnes of indicated resource grading 4.1% copper and 6.0% zinc and 11.9 million tonnes of inferred resource grading 3.6% copper and 5.0% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

NovaGold budgeted US$1.5 million at Ambler for 2010, with US$1.5 million spent by NovaGold’s 2010 fiscal year end. Work at the property during 2010 focused on initiating the environmental and engineering studies necessary to initiate a pre-feasibility study to assess project economics. Until the Ambler camp reopens for the 2011 work season, project activities are focused on community engagement and opportunities to consolidate NovaGold’s land package in the district.

Additional information concerning reserves and resources can be found in “Appendix – Reserve and Resource Table”.

Outlook

At November 30, 2010, the Company had cash and cash equivalents of $151.7 million and working capital of $132.3 million. At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and working capital of $26.6 million.

The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek. At the Donlin Creek project, Donlin Creek LLC has an approved 2011 budget of approximately US$41.0 million of which the Company’s 50% share is approximately US$20.5 million. The 2011 work program will focus on completing the feasibility revision to incorporate the natural gas pipeline, and preparing permit applications for the project. The feasibility revision will provide operating costs using natural gas rather than diesel as the primary power source for the project, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. During 2011, Donlin Creek LLC will continue to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. The feasibility revision should be complete in the second half of 2011, at which point Donlin Creek LLC is expected to proceed to prepare and file permit applications for the project.

At the Galore Creek project, GCMC has an approved 2011 budget of approximately $12.3 million to focus on community engagement and completing the pre-feasibility study. Teck is currently contributing 100% of the funding for the Galore Creek project under the amended terms of the Partnership Agreement. Based on the 2011 budget, it is anticipated that Tech will complete its funding by mid-2011. Depending on the results of the pre-feasibility study, GCMC may consider resuming road construction activities and move into feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. GCMC has maintained a very positive relationship with the Tahltan Nation and regulators during this period of review and optimization, and has received preliminary approval to resume road construction should NovaGold and Teck agree to advance the project following the results of the pre-feasibility study, which is anticipated to be completed in Q2 2011.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, as well as exploration and geotechnical drilling at site. The Company continues to work with NANA Corporation to establish a memorandum of agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities.

At the Rock Creek project, the Company has budgeted approximately US$8.5 million for care and maintenance activities. These costs may be reduced if the project is sold during the year. The Company will also prepare a preliminary closure plan for the project in the event that the Board chooses to close and reclaim the property rather than selling it to another operator.

Results of operations

		in thousands of Canadian dollars,
		except for per share amounts
	Year ended	Year ended
	November 30, 2010	November 30, 2009

Asset impairment	116,370	-
Equity loss	20,873	14,737
Foreign exchange gain	(3,158)	(15,160)
Gain on disposal of mineral properties	(1,440)	(1,563)
General and administrative expenses	4,231	4,294
Interest and accretion	15,187	18,470
Inventory write down	7,537	-
Mineral properties expense	12,727	3,179
Project care and maintenance (Galore Creek)	7,383	14,072
Project care and maintenance (Rock Creek)	18,405	25,489
Salaries, severance and payroll taxes	6,788	5,364
Loss on disposal of property, plant and equipment	-	9,707
Loss for the year after taxes	203,549	73,364
Basic and diluted loss per share	0.95	0.42

For the year ended November 30, 2010, the Company reported a loss of $203.5 million (or $0.95 basic and diluted loss per share) compared to a loss of $73.4 million (or $0.42 basic and diluted loss per share) for the previous year.

In 2010, the Company incurred a non-cash asset impairment cost of $116.4 million and a $7.5 million inventory write down at the Rock Creek project, with no comparable amount in 2009. The impairment adjustment was calculated using a probability weighted approach considering various sales and closure scenarios, where the sales scenarios were evaluated based upon the present value of the estimated future cash flows.

Other important variances are as follows: (a) the Company’s project care and maintenance charges in 2010 were $25.8 million compared to $39.6 million in 2009, due primarily to the reduction of care and maintenance activities at both Rock Creek and Galore Creek in 2010; (b) equity loss increased to $20.9 million in 2010 from $14.7 million in 2009, reflecting increased activity at the Company’s Donlin Creek project; (c) a $3.2 million foreign exchange gain occurred during 2010 compared to a gain of $15.2 million in 2009, due primarily to the effect on the Company’s U.S. dollar-denominated liabilities of the strengthening of the Canadian dollar against the U.S. dollar.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $0.6 million during 2010 compared with $1.2 million in 2009 due to decreased land sales in Nome, Alaska. Interest income increased to $0.6 million in 2010 from $0.4 million in 2009 as the result of an increase in cash holdings during the year.

Expenses for the year ended November 30, 2010 were $91.2 million compared to $85.8 million in 2009. The increase is primarily the result of an increase in mineral properties expenditures to $12.7 million in 2010 compared to $3.1 million in 2009, mainly due to the pre-feasibility study for the Galore Creek project and an increase in exploration activities at the Ambler project. This increase was offset by the decrease in project care and maintenance in 2010 of $25.8 million compared with $39.6 million in 2009, mainly due to the decreased level of activity required for maintenance of the tailings pond and water treatment plant at Rock Creek.

In 2010, the Company completed the sale of 100% of its interest in the Shotgun project in Alaska to TNR Gold Corp., resulting in a $1.4 million gain on disposal.

Filing of Annual Report

NovaGold today filed its Annual Report on Form 40-F for the year ended November 30, 2010. The report is available on the Company’s website at www.novagold.net, on SEDAR at www.SEDAR.com and on EDGAR at www.sec.gov. Shareholders may also receive a hard copy of the Company’s complete audited financial statements free of charge by sending a request to info@novagold.net or calling 1-866-669-6227.

# # #

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; uncertainty as to the completion of the purchase of a 100% interest in the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix – Reserve and Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at February 22, 2011

Reserves
Property	Reserve	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz u Eq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Resources (exclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (2)(3) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (2)(4) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.62	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.66	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.38	1,429.1

Copper Canyon (2)(5) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.94	355.2
60% Ownership - 40% Owned by Copper Canyon Resources
	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.32	1,784.3

Ambler (2)(6) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.57	936.9	1,313.1	210.0

Total Proven & Probable Reserves Contained Metal Total Measured & Indicated Contained Metal (exclusive of Reserves) Total Inferred Contained Metal								33.59					16.80		16.80
								12.01	155.38	10,464.6	2,237.1	350.3	6.23	93.83	7.79	6,001.4	2,237.1	350.3
								7.99	79.42	4,387.2	1,313.1	210.0	4.25	50.84	5.09	2,721.3	1,313.1	210.0

Notes:
1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Sums may not agree due to rounding.

Resource Footnotes:
(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(3) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs -Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(4) The copper -equivalent grade was calculated as follows:
CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.

(5) The copper -equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(6) US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied.

Cautionary Note Concerning Reserve & Resource Estimates
This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally onlypermits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons
The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Creek	Kirk Hanson P.E., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
Gordon Seibel M.AusIMM, AMEC
Simon Allard, P.Eng.
Gregory Wortman P.Eng., AMEC
Alexandra Kozak P.Eng., AMEC

Donlin Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238

Galore Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit - January 31, 2008	http://www.novagold.net/upload/technical_reports/AmblerJan2008TechReport.pdf
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting